SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 13, 2024

JAWS MUSTANG ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39975	98-1564586
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2340 Collins Avenue
Miami Beach, FL 33139
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 695-5500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	JWSM.U	The New York Stock Exchange American
Class A ordinary shares included as part of the units	JWSM	The New York Stock Exchange American
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	JWSM WS	The New York Stock Exchange American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On March 13, 2024, JAWS Mustang Acquisition Corporation (the “Company” or “Jaws”) issued a promissory note (the “Note”) in the principal amount of up to $500,000 to Mustang Sponsor LLC (the “Payee”). The Note does not bear interest and matures upon consummation of the Company’s initial business combination. In the event that the Company does not consummate an initial business combination, the Note will be repaid only from funds remaining outside of the Company’s trust account established in connection with the initial public offering of the Company’s securities, if any, or will be contributed to capital, forfeited, eliminated, or otherwise forgiven.

The foregoing description is qualified in its entirety by reference to the Note, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Additional Information about the Transaction and Where to Find It

This report relates to the potential business combination involving investment entities affiliated with Starwood Capital Group, a privately-held private equity firm founded and controlled by Barry Sternlicht (collectively, the “Starwood Capital Entities”) that own interests in a portfolio of hotels (the “Initial Portfolio”) comprised of the 1 Hotels properties in Manhattan and Brooklyn, and the De Vere Portfolio in the United Kingdom and Jaws (the “Business Combination”). If a legally binding definitive agreement with respect to the potential Business Combination is executed, Jaws, or another party to the potential Business Combination, intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus. This report is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Jaws or the Starwood Capital Entities has filed or will file with the SEC or send to its shareholders or investors in connection with the potential Business Combination. This document does not contain all the information that should be considered concerning the potential Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JAWS’ SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY JAWS WITH THE SEC IN CONNECTION WITH THE POTENTIAL BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE POTENTIAL BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL BUSINESS COMBINATION AND THE PARTIES TO THE POTENTIAL BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of Jaws as of a record date to be established for voting on the potential Business Combination. Additionally, Jaws will file other relevant materials with the SEC in connection with the potential Business Combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the potential Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. Jaws’ shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Jaws, 2340 Collins Avenue, Miami Beach, FL 33139.

Participants in the Solicitation of Proxies

This report may be deemed solicitation material in respect of the proposed Business Combination. Jaws and Starwood Capital Entities and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Jaws’ shareholders in connection with the proposed Business Combination. Jaws’ shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the proposed Business Combination of Jaws’ directors and officers in Jaws’ filings with the SEC, including Jaws’ initial public offering prospectus, which was filed with the SEC on February 3, 2021, Jaws’ subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Jaws’ shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the proposed Business Combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This report is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the potential Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The potential Business Combination is expected to be implemented solely pursuant to a legally binding definitive agreement which is expected to be filed as an exhibit to a Current Report on Form 8-K by Jaws, and which is expected to contain the full terms and conditions of the potential Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements made in this report are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “estimate,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “potential,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations of the combined public company and the Initial Portfolio, including as they relate to the potential Business Combination and related transactions, pricing and market opportunity, the completion of the potential Business Combination and related transactions, the level of redemptions by Jaws’ public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Jaws’ and the Starwood Capital Entities’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
10.1	Promissory Note dated March 13, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JAWS Mustang Acquisition Corporation

Dated: March 14, 2024	By:	/s/ Andrew Klaber
	Name:	Andrew Klaber
	Title:	Chief Executive Officer

[Signature Page to 8-K]